                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549


                                   FORM 10 SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
            UNDER SECTION 12(b) or (g) OF THE SECURITIES ACT OF 1934

                               STARMED GROUP, INC.
                    FORMERLY KNOWN AS HEATHERCLIFF GROUP,INC.
                           A DEVELOPMENT STAGE COMPANY
--------------------------------------------------------------------------------

       NEVADA                                              52- 2220728
(STATE OF JURISDICTION)                           IRS EMPLOYER INCORPORATION OR
                                                     IDENTIFICATION NUMBER

                      2170 CENTURY PARK EAST, SUITE 1007 S.
                             LOS ANGELES, CA. 90067

                            ISSUER'S TELEPHONE NUMBER
                                  310 286 2243


           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT

TITLE OF EACH CLASS                               NAME OF EACH EXCHANGE ON WHICH
 TO BE REGISTERED                                 EACH CLASS IS TO BE REGISTERED
-------------------                               ------------------------------

           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT

                                  COMMON STOCK
                                (TITLE OF CLASS)
                       -----------------------------------
                                     COMMON

                                TABLE OF CONTENTS

PAGE

Item 1   Description of Business.............................................3

Item 2   Plan of Operation...................................................3

Item 3   Description of Property.............................................4

Item 4   Security Ownership of Certain Beneficial
         Owners and Management...............................................5

Item 5   Directors, Executive Officers, Promoters
         And Control Persons.................................................6

Item 6   Executive Compensation..............................................7

Item 7   Certain Relationships and Related Transactions......................8

Item 8   Legal Proceedings...................................................9

Item 9   Market for Common Equity and Related
         Stockholder Matters.................................................9

Item 10  Recent Sales of Unregistered Securities.............................9

Item 11  Description of Securities...........................................9

Item 12  Indemnification of Directors and Officers..........................10

Item 13  Financial Statements..............................................F-1

Item 14  Changes and Disagreements with Accountants
         On Accounting and Financial Disclosure...........................II-1

Item 15  Financial Statements and Exhibits................................II-1


Signatures................................................................II-1

Item 1 - Description of Business

         (a) Business Development

The Company was first incorporated on November 3, 1961 under the name of Riverside Homes, Inc in North Carolina. On November 30, 1962 the Company became a public corporation pursuant to Regulation A. On December 18, 1969 the Articles of Incorporation were amended to change the name of the Company to Port Star Industries, Inc. During February of 1972 it became necessary to sell all of its assets to pay existing debts. The Company became inactive until August 3, 1981 when its domicile was moved to Nevada. On March 20, 1084 the Company 's shareholders voted to acquire a company called Energy Dynamics, Inc. and to change its name to Energy Dynamics, Inc. On March 20, 1985 this proposed acquisition was rescinded because of non-performance and the Company changed its name to Heathercliff Group Inc., continuing to trade until 1987 when the Company's assets were used to pay off all debts and Heathercliff Group, Inc. became inactive , with no assets or liabilities. The company then became a shell, remaining so until August 7, 1981 when its domicile was changed to Nevada.

On March20,1984, the Company's shareholders voted to change its name to Energy Dynamics, Inc. and to acquire a similarly named California corporation. On March 20, 1985 this proposed acquisition was cancelled because of nonperformance. At that time the Company changed its name to Heathercliff Group, Inc and continued to trade until 1987 at which time the Company's assets were used to pay off all debts and Heathercliff Group, Inc became inactive with no assets or liabilities.

On February 23, 2000, the Company merged with a newly formed Arizona company named StarMed Group, Inc. and changed its name to StarMed Group, Inc. and has had no significant operations to December 31, 2000. The Company has a calendar year ending December 31 and is a standard C- corporation for Federal income tax purposes and is a development stage company.

The Company has never been involved in any bankruptcy, receivership, or similar proceedings.

         (b) Business of Issuer

The Company's plan of business operation consists primarily of (1) - developing an international business from the development of natural alternative medicines to assist in helping solve health problems where conventional prescription drugs have not proven satisfactory and (2) - exploring business opportunities both in the United States and in other countries including possible mergers, acquisitions, and other business combinations related to the field of medicine.

The Company's management is seeking contracts with businesses on an international basis first, for the testing of new natural medicinals by StarMed's doctors and then for its distribution. The Company has no employees at present. It will hire as needed lawyers, accountants, pharmacologists, staff etc. as needed.

The Company's management has been exploring, in particular, the importing of high tech bioderivatives for testing by Company doctors from China where management has contacts. The Company is exploring a number of potential merger acquisitions where management exists, that has strong potential, and that fit the Company' business plan.

         (c) Forward looking Statements

This Form 10 SB includes forward looking statements within the meaning of the "safe harbor" provisions of the Private Litigation Reform Act of 1995 Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical facts included in this Form, including without limitation, statements under Plan of Operations and Description of Business regarding the Company's financial position, business strategy, and plans and objectives of management of the Company fo future operations, are forward -looking statements.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct Important factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, market conditions, competition, and the ability to complete financing.

The public may read and copy any materials the Company files with the Securities and Exchange Commission (SEC) at the SEC's Public Reference Room at 450 Fifth St., N.W., Washington D.C. 20549 The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800--SEC 0330

Item 2 - Plan of Operation

         Business Operation - Please see Item 1(b) Business of Issuer

         Financing

The Company is seeking fund from a variety of sources including private placements of its stock, public offerings of its stock as well as debt financing. Additionally, business combinations with entities with significant cash will be considered, however, there is no assurance that management will be successful in these endeavors.

For the balance of the year 2001 it is anticipated that, absent the Company's obtaining other sources of liquidity as described above, the Company's primary funding for ongoing corporate expensed such as legal and accounting fees, and filing fees will be provided by the Company's officers and directors.

The Company's management is commencing discussions with investment bankers pertaining to a stair step financing plan. This includes initial seed capital, a first and second level of private placements, bridge financing mezzanine financing and an eventual initial public offering. However, there is no assurance that management will be successful in these endeavors.

Item 3 - Description of Property

The Company does not own any physical properties at this time.

The Company's corporate officers are presently located within the suite of the Company's major stockholder Chairman of the Board of Directors and President Herman H. Rappaport - 2170 Century Park East. #1007S Los Angeles, Ca. 90067

Item 4 - Security Ownership of Certain Beneficial Owners and Management

There were 4,435,000 shares of common stock outstanding as of Decemder 31, 2000 A total of 1,273,000 may be traded freely and the balance of 3,162,000 are restricted and were issued pursuant to Section 4 (2) of the Securities & Exchange Act of 1933 as amended. Which allows for the issuance of unregistered securities in exchange for assets. These securities contain a legend condition which restricts their sale to the general public for a period of one year from their date of issuance and which, under certain circumstances, may, in the future, be sold in compliance with Rule 144 adopted under the Securities Act. In general, under Rule 144, subject to certain other condition, a person, including an affiliate of the Company, who has beneficially owned restricted shares of common stock for at least one year is entitled to sell in certain brokerage transactions, with in any three month period, a number of share that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or, if the common stock is is quoted on NASD or a stock exchange, the average weekly trading volume during the four calendar weeks immediately preceding the sale. A person who presently is not, and who has not, been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of common stock for at Item 4 least two years is entitled to sell such shares under Rule 144 without regard to any of the volume limitations described above.

The following table sets forth certain information as of December 31, 2000 with respect to the beneficial ownership (as such term is defined under Section 13
(d) of the Securities Act of 1934 as amended of the common stock by (i) each person who is the beneficial owner of more than 5% of the common stock outstanding as of such date, (ii) each director of the Company, (iii) the named officers, and (iv) all executive officers of the Company as a group.

Name and Address of                        Amount and Nature of           Percent of Class
Beneficial Owner                       Beneficial Ownership (1)(2)
Herman H. Rappaport                            150,000                         3.38%
2170 Century Park East, 1007 S.
Los Angeles, Ca. 90067

Rappaport Family Trust                       2,727,000                        61.49%
c/o  Herman H. Rappaport
2170 Century Park East, 1007S

Dr. Steven L. Rosenblatt                       150,000                         3.38%
11600 Wilshire Blvd, Suite 412
Los Angeles, Ca. 90025.

All Other Officers and Directors               135,000                         3.04%
 as a group (3)

(1) All ownership is beneficial and of record unless indicated otherwise, and includes shares issuable upon exercise of outstanding options, warrants or other common stock equivalents which are exercisable within 60 days.

(2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown unless otherwise indicated.

(3) There were no transactions or series of transactions during fiscal year 1999 or 2000 nor are there any currently proposed transactions or series of transactions to which we are a party in which the amount exceeds $60,000 and in which, to our knowledge, any director, executive officer, nominee, five percent or greater shareholder or any member of the immediate family of any of the foregoing persons has, or will have, any direct or indirect material interest.

Item 5 - Directors, Executive Officers, Promoters, and Control Persons The following individuals are directors of the Company

Name and Age                        Current Position          Director Since            Officer Since
------------                        ----------------          --------------            -------------
Herman H. Rappaport         84      President                 Dec. 18, 1969             Dec. 18, 1969

Dr. Steven L. Rosenblatt    54      Exec. Vice Pres.          Feb. 23, 2000             Feb. 25, 2000

Dr. Hector Rodriguez        57      Vice Pres.                Feb. 23, 2000             Feb. 23, 2000

Avner Manzoor-Mandel        52      Vice. Pres.               Feb. 23, 2000             Feb. 23, 2000

Each director's term will expire on Dec. 15, 2001. Directors serve for one year and are not compensated.

         Business Experience

Herman H. Rappaport, B.Ch.E., President, Chief Executive Officer, Director

Mr. Rappaport received his degree from the University of the City of New York in 1939. During the last seven years Mr. Rappaport has studied medical systems and products in Russia, China as well as in the United States including two winters in St. Petersburg and Moscow as well as trips to Beijing and Shanghai to study natural medicine.

Mr. Rappaport served as a member of two Advisory Boards on Foreign Trade for the United States Department of Commerce from 1983 to 1996 and prior to that time, served as a member for two terms on the Mass Transportation Commission of the United States Department of Transportation.

Mr. Rappaport was the Founder and President of the public, non-profit Press, Education, Government Foundation for improved communications between the media and government and hosted conferences at the Annenberg School of Communications, University of Southern California on alternative energy, air rights and others. He also served on the Economic Development Board of the City of Los Angeles.

Dr. Steven L. Rosenblatt, M.D., Ph.D., L.Ac. - Executive Vice President, Medical Director, Director

Dr. Rosenblatt holds a Ph.D, from the University of California at Los Angeles, an M.D. from the School of Medicine, St. George University. He is a founder and past president of the California Acupuncture College, founder and director of the UCLA Acupuncture Clinic of UCLA School of Medicine. Dr. Rosenblatt is a former director of the Complementary Medicine Program of Cedars-Sinai Medical Center and is an examiner for the State of California Acupuncture Board.

Dr. Rosenblatt has conducted and been a participant of numerous medical conferences of the subject of herbal medicines and has been in private practice in Los Angeles for five years.

Dr. Joel Feinstein, M.D., F.A.C.S., Vice President, Director

Dr. Feinstein holds degrees from Penn State University, M.S. in Physiology, and M.D. from Downstate Medical Center, Brooklyn, N,Y. Dr.Feinstein is Gastroenterologist Consultant to Cedars- Sinai Medical Center and a Consultant on Colon Cancer as well as Associate Clinical Professor of Medicine at UCLA. and a member of the Education Committee, American Cancer Society, Los Angeles.

Dr. Feinstein has appeared as a medical authority on numerous conferences including that of moderator at the World Congress of Gastroenterology.

Dr. Hector Rodriguez, M.D., Ph.D. Vice President, Director

Dr. Rodriguez received an M.D. from the Universidad Nacional of Bogota, Colombia and a Ph.D. from University of California at San Francisco with post graduate work at Washington University School of Medicine, St. Louis, Mo. His certifications include The American Board of Internal Medicine, Nephrology Subspecialty and is licensed in Illinois, Missouri, and California where he's practiced the past five years.

Dr. Avner Manzoor-Mandel, M.D. Vice President, Director

Dr. Manzoor-Mandel holds medical degrees from Pahlavi University and the University of Maryland. He is a member of the American College of Cosmetic Surgery and the College of Obstetrics and Gynecology. For the past five years he has been in private practice in Los Angeles.

Item 6 - Executive Compensation

                           Summary Compensation Table

Name and                       Year   Salary   Bonus      Other     Restricted   Options   LTIF   Other
Position                                               Compensation   Stock

Herman Rappaport *,**         1998      -0-      -0-       -0-         -0-         -0-
Chief Exec. Officer           1999      -0-      -0-       -0-         -0-         -0-
                              2000      -0-      -0-       -0-       150,000       -0-

Dr. Steven Rosenblatt*        1998      -0-      -0-       -0-         -0-         -0-
Ex, Vice Pres.                1999      -0-      -0-       -0-         -0-         -0-
                              2000      -0-      -0-       -0-       150,000       -0-

Dr. Hector Rodriguez*         1998      -0-      -0-       -0-         -0-         -0-
Vice Pres.                    1999      -0-      -0-       -0-         -0-         -0-
                              2000      -0-      -0-       -0-        45,000       -0-

Dr. Joel Feinstein*           1998      -0-      -0-       -0-         -0-         -0-
Vice Pres.                    1999      -0-      -0-       -0-         -0-         -0-
                              2000      -0-      -0-       -0-        45,000       -0-

Dr. Avner Manzoor-Mandel*
Vice Pres.                    1998      -0-      -0-       -0-         -0-         -0-
                              1999      -0-      -0-       -0-         -0-         -0-
                              2000      -0-      -0-       -0-        45,000       -0-

* The Company was dormant during 1998 and 1999. Other than Herman Rappaport these officials and directors had no position with the Company during 1998 and 1999

** Additionally, Herman Rappaport holds 2,727,000 shares of common stock in the Rappaport Family Trust which was issued in 1987 and prior to the issuance of the 150,000 shares issued to Herman Rappaport and noted above.

There is no plan to compensate directors for their services as directors of the Company. Presently directors are not compensated Also, officers are not paid any cash compensation. However, officers have received stock in lieu of cash for their work as officers and directors.

The Company eventually intends to place its officers on salary, however, no firm agreement has been yet reached as to a salary structure for any of the officers of the Company.

Item 7 - Certain Relationships and Related Transactions

Initial Cash infusion by Founder

Herman H. Rappaport purchased the shares now in the possession of the Rappaport Family Trusts and totaling 2,727,000 shares of Heathercliff Group, Inc, (originally Port Star Industries) for the sum of $200,000 in 1969.. An additional 1,273,000 shares are widely held and outstanding as of January 2000. The Board of Directors of StarMed Group, Inc., an Arizona company approved that company's acquisition by Heathercliff Group, Inc on March 1, 2000 and the Company's name was changed from Heathercliff Group, Inc. to StarMed Group, Inc. There was a subsequent infusion of $30,850.00 by the officers and directors of the Company. All shares described above are common stock.

        Shares for services

Also, on March 1, 2000 the Board of Directors authorized the issuance of a total of 435,000 shares of common stock for services performed during the organizational process of the Company. These shares were issued to the following named persons.

Herman H. Rappaport                                  150,000 shares
Dr. Steven L. Rosenblatt                             150,000 shares
Dr. Hector Rodriguez                                  45,000 shares
Dr. Joel Feinsten                                     45,000 shares
Dr. Avner Manzoor-Mandel                              45,000 shares

Item 8 - Legal Proceedings

The Company is not a party to any pending legal proceeding. Management is not aware of any threatened litigation, claims or assessments.

Item 9 - Market for Common Equity and Related Stockholder Matters

         (a) Market Information

Currently there is no public market for the Company's common stock. At the appropriate time, the Company's management will complete the pertinent procedures for listing the Company's common stock on the National Association of Securities Dealers Over The Counter Electronic Board.

         (b) Holders

As of December 31, 2000 there were 840 shareholders of whom 821 shareholders hold a total of 1,273,000 that may be freely traded with the general public. The balance of the common stock are held by individuals and the trusts and are restricted and can only be sold pursuant to the provisions of Rule 144 adopted under the Securities Act as explained herein.

         (c) Dividends

The Company does not currently contemplate the payment of any dividend

The current policy of the Company is not to pay cash dividends but instead, to retain future earnings, if any. to support the growth of the Company. However, there are no restrictions that limit the ability to pay dividends on common equity when it is lawful to do so.

Item 10 - Recent Sales of Unregistered Securities.

On March 1, 2000 the Board of Directors authorized the issuance of a total of 435,000 shares of common stock for services performed by directors and officers during the organizational process of the Company. Those shares were issued to the following named persons.

Item 11 - Description of Securities

Herman H. Rappaport                                150,000 shares
Dr. Steven L. Rosenblatt                           150,000 shares
Dr. Hector Rodriguez                                45,000 shares
Dr. Joel Feinstein                                  45,000 shares
Dr. Avner Manzoor-Mandel                            45,000 shares

The Company's authorized capital stock consists of 50,000,000 shares of common stock of which 4,435,000 shares were issued and are outstanding as of December 31, 2000

Each share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at a meeting of the shareholders including the election of directors. The holders of common stock (1) have equal, ratable rights to dividends from funds legally available therefor, when, and if, declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of Company's affairs, (iii) do not have preemptive or redemption provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which the share holders may vote at all meetings of the shareholders.

All shares of common stock issued and outstanding are those offered hereby, when issued , will be fully paid and non-assessable, with no personal liability attaching to the ownership thereof.

The Articles of Incorporation do not provide for the issuance of preferred stock

Transfer Agent

                  PublicEase, Inc.
                  3663 E. Sunset Road #104
                  Las Vegas, Nevada
                  89102

         Available Information

We shall file reports, proxy statements, and other information with the SEC and these reports may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, NW, Judiciary Plaza, Washington DC, 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The same information may be obtained at the following Regional Offices of the SEC; 75 Park Place, New York, NY 10007 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Ill. 60621. Copies of such material may be obtained from the Public Reference Section of the SEC's Washington DC office at the prescribed rates.

We mail a copy of our audited Annual Report on Form 10 KSB along with a proxy statement to our shareholders prior to our annual meeting.

We have filed a registration statement on Form SB-2 of which this prospectus is a part, with the SEC.This registration statement, or ay part thereof may be inspected and copied at the public reference facilities of the SEC.

Item 12 - Indemnification of Directors and Officers.

Our Articles of Incorporation provide for indemnification of personal liability of our Directors and Officers to the fullest extent permitted by Nevada law.

Article 14 of the By-Laws which is set forth below provides for the indemnification of officers, directors, employees, and agents substantially to the extent permitted under the Nevada Revised Business Corporation Act

Article 14 of the By-Laws provides as follows:

                                    "ARTICLE
                                 INDEMIFICATION"

         Section 1. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contenders or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

2. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened pending or completed action or suit by or in the right of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith an in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in a view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses with such court shall deem proper.

3.   To the extent that any person referred to in paragraphs 1 and 2 of this
     Article 14 has been successful on the merits or otherwise in defense of any action, suit or proceeding referreed to therein or in degense of any claim, issue or matter therein, they shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

4. Any indemnification under paragraphs 1 and 2 of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in paragraphs 1 and 2 of this Article 14. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or
     (c) by the stockholders.

5. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as provided in the Article 14.

6. The indemnification provided by this Article 14 shall not be deemed exclusive or any other rights to which those seeking indemnification may be entitled under any statue, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, office, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

7. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust of other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his statue as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article 14.

8. For the purposes of this section, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving Corporation so that any person who is or was a director, officer, employee or agent or such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust of other enterprise shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation in the same capacity."



Item 13 - Financial Statements.

                               STARMED GROUP, INC.
                                Table of Contents
                                December 31, 2000

Independent Auditors' Report                                  F - 1

Balance Sheet                                                 F - 2

Statement of Income                                           F - 3

Statement of Stockholder's Equity                             F - 4

Statement of Cash Flows                                       F - 5

Notes to Financial Statements                                 F - 6

                              STARMED GROUP, INC.

                          AUDITED FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2000

                              STARMED GROUP, INC.

                               DECEMBER 31, 2000



                               TABLE OF CONTENTS



                                                                          PAGE
                                                                          ----

Independent Auditor's Report...............................................1-2

Statement of Financial Position..............................................3

Statement of Income, Expense & Retained Earnings.............................4

Statement of Cash Flows......................................................5

Notes to Financial Statements................................................6

                                                         21700 E. Copley Drive
--------------------Bharti                                      Suite 170
Certified Public Accountant SUDAN--------------          Diamond Bar, CA 91765
                                                         Phone (909) 861-5642
                                                         Fax (909) 861-7642
                                                         Glendale (818) 549-1571
                                                         Page (213) 202-0497



                     REPORT ON AUDITED FINANCIAL STATEMENTS

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To
Board of Directors
StarMed Group, Inc.
Los Angeles, California


I have audited the accompanying banlance sheet of StarMed Group, Inc. (a Nevada Corporation) as of December 31, 2000 and the related statements of income and expenses, stockholders equity, and cash flows for the year then ended. These financial statements are the responsibility of the StarMed Group, Inc.'s management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material missstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StarMed Group, Inc. as of December 31, 2000, and the results of its operation, and cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ Bharti Sudan

Bharti Sudan
Certified Public Accountant
Diamond Bar, CA
July 18, 2001

                               STARMED GROUP INC.

                        STATEMENT OF FINANCIAL POSITION
                      FOR THE YEAR ENDED DECEMBER 31, 2000


                                     ASSETS
                                     ------

CURRENT ASSETS
--------------
     Cash                                              $    30,850
     TOTAL CURRENT ASSETS                                   30,850
                                                       ------------
TOTAL ASSETS                                                30,850
                                                       ============


                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES
-------------------
     Accounts Payable                                        2,950
     Income Tax Payable                                         50
                                                       ------------
     TOTAL CURRENT LIABILITIES                               3,000

SHAREHOLDERS' EQUITY
--------------------
     Common Stock - authorized 50,000,000, issued
       & outstanding 4,435,000, at $0.01 par value          44,350
     Retained Earnings                                     (16,500)
                                                       ------------
     TOTAL SHAREHOLDERS' EQUITY                             27,850
                                                       ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $    30,850
                                                       ============




                  See Accompanying Notes and Auditor's Report

                               STARMED GROUP INC.

              STATEMENT OF INCOME, EXPENSES AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                        ACTUAL
                                                                      ----------
REVENUE
-------
     Revenue                                                          $       0
     Total Revenue                                                            0
                                                                      ----------

OPERATING EXPENSES
------------------
     Professional Fees                                                   16,440
     Supplies                                                                30
     License & Permits                                                       30
     State Tax                                                               50
     Total Operating Expenses                                            16,500
                                                                      ----------

NET INCOME                                                              (16,500)
----------                                                            ==========

RETAINED EARNINGS: BEGINNING                                                  -
----------------------------

RETAINED EARNINGS: ENDING                                               (16,500)
-------------------------                                             ==========



                  See Accompanying Notes and Auditor's Report

                               STARMED GROUP INC.

                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2000


OPERATING ACTIVITIES

Net Income (Loss)                                                    $  (16,500)

     Adjustments to reconcile Net Income (Loss) to
     Net Cash provided by Operating Activities

     Changes in Assets & Liablities
          Accounts Payable                                  2,950
          Income Tax Payable                                   50
                                                       -----------
     Total Adjustments                                                    3,000

     Net Cash used - Operating Activities                               (13,500)
                                                                     -----------

INVESTING ACTIVITIES
          None                                                  0
                                                       -----------
   Net Cash used - Investing Activities                                       0
                                                                     -----------

FINANCING ACTIVITIES
          Issuance of Common Stock                     $   44,350
                                                       -----------
     Net Cash provided - Financing Activities                            44,350
                                                                     -----------

NET INCREASE IN CASH                                                     30,850

CASH AT THE BEGINNING OF PERIOD                                               0

CASH AT THE END OF PERIOD                                            $   30,850
                                                                     ===========


                  See Accompanying Notes and Auditor's Report

                               STARMED GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2000


NOTE 1:  NATURE OF OPERATIONS
-------  --------------------
         StarMed Group, Inc. (the "Company") objective is to bring together medical subsidiaries each of which contributes to the support of the others with management, research, and development, and marketing. The Company was incorporated on February 23, 2000. StarMed Group Inc. is a long practicing physician, professors and lecturers of internationally recognized Universities, Medical Centers and Hospitals whose objectives is to identify, test and market new natural alternative medicines, those that addresses major health care problems where conventional Western prescription drugs merely mask symptoms and often have severe side effects.


NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------  ------------------------------------------
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE 3:  INCOME TAXES
-------  ------------
         Income taxes are provided for the tax effects of transactions reported in the financial statements. Current income tax expense is as follows:

                    Federal Income Taxes          $     -

                    State Income Taxes            $    50


NOTE 4:  STOCKHOLDERS' EQUITY
-------  --------------------
         At December 31, 2000 the number of authorized and issued common stock shares and the related dividends paid are as follows:

                    Common Stock, authorized           50,000,000

                    Common Stock, outstanding           4,435,000


NOTE 5:  PLANNED ACQUISITIONS
-------  --------------------
         In order to expand into dimestic and international market opportunities, the Company is in the process of acquiring a company named Sierra Medicinal that has an exclusive with a leading research and development company to introduce its high tech medicinal bioderivatives into the Westn Hemisphere.

                            HEATHERCLIFF GROUP INC.

                          AUDITED FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1999

                            HEATHERCLIFF GOURP INC.


                               DECEMBER 31, 1999



                               TABLE OF CONTENTS



                                                                          PAGE
                                                                          ----

Independent Auditor's Report...............................................1-2

Statement of Financial Position..............................................3

Statement of Income and Expenses.............................................4

Statement of Cash Flows......................................................5

Notes to Financial Statements................................................6

                                                         21700 E. Copley Drive
--------------------Bharti                                      Suite 170
Certified Public Accountant SUDAN--------------          Diamond Bar, CA 91765
                                                         Phone (909) 861-5642
                                                         Fax (909) 861-7642
                                                         Glendale (818) 549-1571
                                                         Page (213) 202-0497



                     REPORT ON AUDITED FINANCIAL STATEMENTS

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To
Board of Directors
Heathercliff Group Inc.
Los Angeles, California


I have audited the accompanying banlance sheet of Heathercliff Group, Inc. (a Nevada Corporation) as of December 31, 1999 and the related statements of income and expense, stockholders' equity, and cash flow for the year then ended. These financial statements are the responsibility of the Heathercliff Group Inc.'s management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material missstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heathercliff Group Inc. as of December 31, 1999, and the results of its operation, and cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ Bharti Sudan

Bharti Sudan
Certified Public Accountant
Diamond Bar, CA
July 18, 2001

                             HEATHERCLIFF GROUP INC.

                        STATEMENT OF FINANCIAL POSITION
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                     ASSETS
                                     ------

CURRENT ASSETS
--------------
     Cash                                              $    40,000
     TOTAL CURRENT ASSETS                                   40,000
                                                       ------------
TOTAL ASSETS                                                40,000
                                                       ============


                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES
-------------------
     Accounts Payable                                        1,535
                                                       ------------
     TOTAL CURRENT LIABILITIES                               1,535

SHAREHOLDERS' EQUITY
--------------------
     Common Stock - authorized 50,000,000, issued
       & outstanding 4,000,000, at $0.01 par value          40,000
     Retained Earnings                                      (1,535)
                                                       ------------
     TOTAL SHAREHOLDERS' EQUITY                             38,465
                                                       ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $    40,000
                                                       ============




                  See Accompanying Notes and Auditor's Report

                             HEATHERCLIFF GROUP INC.

              STATEMENT OF INCOME, EXPENSES AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                        ACTUAL
                                                                      ----------
REVENUE
-------
     Revenue                                                          $       0
     Total Revenue                                                            0
                                                                      ----------

OPERATING EXPENSES
------------------
     State Tax & Revival Fees                                             1,535
     Total Operating Expenses                                             1,535
                                                                      ----------

NET INCOME                                                               (1,535)
----------                                                            ==========

RETAINED EARNINGS: BEGINNING                                                  -
----------------------------

RETAINED EARNINGS: ENDING                                                (1,535)
-------------------------                                             ==========



                  See Accompanying Notes and Auditor's Report

                             HEATHERCLIFF GROUP INC.

                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


OPERATING ACTIVITIES

Net Income (Loss)                                                    $   (1,535)

     Adjustments to reconcile Net Income (Loss) to
     Net Cash provided by Operating Activities

     Changes in Assets & Liablities
          Accounts Payable                                  1,535
                                                       -----------
     Total Adjustments                                                    1,535

     Net Cash used - Operating Activities                                     0
                                                                     -----------

INVESTING ACTIVITIES
          None                                                  0
                                                       -----------
   Net Cash used - Investing Activities                                       0
                                                                     -----------

FINANCING ACTIVITIES
          Issuance of Common Stock                     $        0
                                                       -----------
     Net Cash provided - Financing Activities                                 0
                                                                     -----------

NET INCREASE IN CASH                                                          0

CASH AT THE BEGINNING OF PERIOD                                          40,000

CASH AT THE END OF PERIOD                                            $   40,000
                                                                     ===========


                  See Accompanying Notes and Auditor's Report

                             HEATHERCLIFF GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


NOTE 1:  NATURE OF OPERATIONS
-------  --------------------
         Heathercliff Group Inc. (the "Company") was originally incorporated on March 20, 1985 in the State of Nevada with the intention to develop commercial real estate properties. No attempt was made to acquire commercial real estate as the deal did not go through until 1987 at which time company's assets were used to pay off all debts and liabilities and at that point of time company became inactive with minimum assets and liabilities including Nevada State taxes.


NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------  ------------------------------------------
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE 3:  INCOME TAXES
-------  ------------
         Income taxes are provided for the tax effects of transactions reported in the financial statements. Current income tax expense is as follows:

                    Federal Income Taxes                     $     -0-

                    State Income Taxes & Other Fees          $  1,535


NOTE 4:  STOCKHOLDERS' EQUITY
-------  --------------------
         At December 31, 1999 the number of authorized and issued common stock shares and the related dividends paid are as follows:

                    Common Stock, authorized           50,000,000

                    Common Stock, outstanding           4,000,000


NOTE 5:  SUBSEQUENT EVENT
-------  ----------------
         On November 5, 2000, the company's management and majority of the stockholders agreed to pay all state taxes and fees bringing the company in good standing and to acquire Starmed Group Inc., a Nevada company. As of January 24, 2001 the company subsequently revived to StarMed Group Inc. with the approval of the vote of majority of the stockholders and as such no longer perform under Heathercliff Group Inc.

Item 14. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

The Company had not had any changes in or disagreements with accountants since inception.

Item 15. Financial Statements and Exhibits.

         (1) Financial Statements filed as part of this registration statement are:

         Balance sheets as of: December 30, 2000

         Statements of operations for periods: the eleventh month period ended December 30, 2000

         Statements of changes in shareholders' equity for period from February 23, 2000 to December 31, 2000.

         Statements of cash flows for periods: the eleventh month period ended December 31, 2000

         The above financial statements, and related footnotes, are all included in Item 13.

         (b) Index of exhibits

Exhibit 3(i) Articles of Incorporation

Exhibit 3(ii) By-laws

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             StarMed Group, Inc.

                                             (Registrant)

Dated: December 31, 2000                     By: /s/ Herman Rappaport
                                                 --------------------
                                                 President